UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549
                                 -------------

                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)

                                Panavision Inc.
                             --------------------
                               (Name of issuer)

                    Common Shares, par value $.01 per share
                 --------------------------------------------
                        (Title of class of securities)

                                   69830E209
                                 -------------
                                (CUSIP number)

                            Barry F. Schwartz, Esq.
                       MacAndrews & Forbes Holdings Inc.
                              35 East 62nd Street
                           New York, New York 10021
                                (212) 572-8600
                      -----------------------------------
                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                                 May 13, 2004
                           ------------------------
                         (Date of event which requires
                           filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP No. 69830E209                                   Page 2 of 6 Pages
-------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

     Mafco Holdings Inc.
-------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                      (a)  [  ]
                                                      (b)  [  ]
-------------------------------------------------------------------------------
3.   SEC USE ONLY

-------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

-------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                    [  ]

-------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
-------------------------------------------------------------------------------
                              7.   SOLE VOTING POWER
NUMBER OF                          0
SHARES                       ---------------------------------------------------
BENEFICIALLY                  8.   SHARED VOTING POWER
OWNED BY                           7,520,225
EACH                         ---------------------------------------------------
REPORTING                     9.   SOLE DISPOSITIVE POWER
PERSON                             0
WITH                         ---------------------------------------------------
                              10.  SHARED DISPOSITIVE POWER
                                   7,520,225
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,520,225
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                        [  ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     83.8%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP No. 69830E209                                   Page 3 of 6 Pages
--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

     PX Holding Corporation
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                      (a)  [  ]
                                                      (b)  [  ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                    [  ]

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                              7.   SOLE VOTING POWER
NUMBER OF                          0
SHARES                       ---------------------------------------------------
BENEFICIALLY                  8.   SHARED VOTING POWER
OWNED BY                           7,320,225
EACH                         ---------------------------------------------------
REPORTING                     9.   SOLE DISPOSITIVE POWER
PERSON                             0
WITH                         ---------------------------------------------------
                              10.  SHARED DISPOSITIVE POWER
                                   7,320,225
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,320,225
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                        [  ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     83.5%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

                  This Statement amends and supplements the Statement on
Schedule 13D, dated December 9, 2002 (the "Schedule 13D"), as amended by Amendment No. 1 to the Schedule 13D, dated April 1, 2003, and Amendment No. 2 to the Schedule 13D, dated January 21, 2004, filed by Mafco Holdings Inc., a Delaware corporation ("Mafco"), and PX Holding Corporation, a Delaware corporation ("PX Holding") and a wholly owned subsidiary of Mafco, with respect to the common stock, par value $.01 per share (the "Common Stock"), of Panavision Inc., a Delaware corporation (the "Company"). Unless otherwise defined, capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.

Item 4.           Purpose of Transaction.
                  ----------------------

                  Item 4 is hereby amended by adding the following:

                  On May 13, 2004, MacAndrews & Forbes Holdings Inc., a Delaware corporation ("Holdings") and a wholly owned subsidiary of Mafco, proposed a transaction to the Board of Directors of the Company pursuant to which PX Holding would exchange (i) all 215,274 shares of Series D Preferred Stock held by PX Holding, together with accrued and unpaid dividends thereon, and (ii) all 1,381,690 shares of Series E Preferred Stock held by PX Holding for shares of Common Stock issued by the Company.

                  Holdings proposed that, (i) with respect to the Series D Preferred Stock, each $1,000 of outstanding liquidation preference (and any accrued and unpaid dividends thereon) be exchanged for such number of shares of Common Stock so as to value the Common Stock in the transaction at $7.00 per share, and (ii) each share of Series E Preferred Stock be exchanged for one share of Common Stock. Upon completion of the proposed transactions, the Reporting Persons would beneficially own approximately 97% of the outstanding Common Stock.

                  A copy of the proposal letter is attached hereto as Exhibit 1-6. The description of the proposal is qualified in its entirety by reference to the proposal letter.

                  The Reporting Persons do not have any plans or proposals, other than those described in the preceding paragraphs, which relate to or would result in any of the actions or transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to acquire or dispose of Common Stock or other capital stock of the Company, or to formulate other purposes, plans or proposals regarding the Company or the Common Stock or other capital stock of the Company held by the Reporting Persons to the extent deemed advisable in light of general investment policies, market conditions and other factors.

Item 7.           Material to be Filed as Exhibits.
                  --------------------------------

                  Exhibit 1-6                 Proposal letter, dated as of
                                              May 13, 2004, from MacAndrews &
                                              Forbes Holdings Inc. to the
                                              Board of Directors of Panavision
                                              Inc.

                                  SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.


Dated: May 18, 2004


                                 Mafco Holdings Inc.
                                 PX Holding Corporation


                                By: /s/ Barry F. Schwartz
                                    -----------------------------------------
                                Name:   Barry F. Schwartz
                                Title:  Executive Vice President and
                                        General Counsel

                                 EXHIBIT INDEX


   Exhibit
   -------

Exhibit 1-6 Proposal letter, dated as of May 13, 2004, from MacAndrews & Forbes Holdings Inc. to the Board of Directors of Panavision Inc.